Concord Acquisition Corp III

477 Madison Avenue, 22nd Floor

New York, New York 10022

February 12, 2024

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attention:	Eranga Dias
Erin Purnell

Re:	Concord Acquisition Corp III Registration Statement on Form S-4 File No. 333-275522

Ladies and Gentlemen:

Concord Acquisition Corp III (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 4:00 p.m. Eastern Time on February 14, 2024, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

Once the Registration Statement has been declared effective, please contact our counsel, Jason Simon of Greenberg Traurig, LLP, at (703) 749-1386 to orally confirm that event or if you have any questions or require additional information regarding this matter.

[Signature Page Follows]

Very truly yours,

Concord Acquisition Corp III

By:	/s/ Jeff Tuder
Name:	Jeff Tuder
Title:	Chief Executive Officer

cc:	Jason Simon

[Signature Page to Acceleration Request]